[HBT LETTERHEAD]



                                                                  March 12, 2001



VIA FACSIMILE
(202) 942 - 9585
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jeff Cohan


Re: Application for Withdrawal of Hydrogen Burner Technology, Inc. Registration Statement File No. 333-45450 (the "Registration Statement")

Dear Mr. Cohan:

     In accordance with Rule 155 and Rule 477, as amended, promulgated under the Securities Act of 1933, as amended, Hydrogen Burner Technology, Inc. (the "Company"), hereby applies to withdraw the registration of shares of its common stock pursuant to the Registration Statement. The Company is requesting to withdraw the Registration Statement, because the Company believes it may be unable to complete the public offering successfully due to the current adverse market conditions. No securities were sold in the registered offering.

     If you have any questions or require further information with regard hereto, please contact John Sarafopoulos of Manatt, Phelps & Phillips at
(310) 312-4173.


                                Very truly yours,

                                HYDROGEN BURNER TECHNOLOGY, INC.

                                BY: /S/ DAVID M. MOARD
                                ------------------------------------------------
                                David M. Moard
                                President and Chief Executive Officer